Exhibit 11

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

EARNINGS PER COMMON AND DILUTIVE POTENTIAL COMMON SHARE

(In millions of dollars, except per-share amounts)

	For Three Months Ended		For Nine Months Ended
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
Net income	$563	$447	$1,371	$685

Diluted Earnings per Common and Dilutive Potential Common Share:
Weighted average common shares outstanding (in thousands)	1,729,838	1,730,891	1,731,557	1,730,872
Weighted average dilutive potential common shares:
Stock option and compensation plans	29,492	35,910	39,178	30,627

Weighted average common and dilutive potential common shares	1,759,330	1,766,801	1,770,735	1,761,499

Diluted Earnings per Common Share:
Net income	$.32	$.25	$.77	$.39

Basic Earnings per Common Share:
Weighted average common shares outstanding (in thousands)	1,729,838	1,730,891	1,731,557	1,730,872

Basic Earnings per Common Share:
Net income	$.33	$.26	$.79	$.40